================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                    For the quarter ended September 29, 2000

                          FRESH DEL MONTE PRODUCE INC.
             (Exact Name of Registrant as Specified in Its Charter)

                               THE CAYMAN ISLANDS
                         (State or Other Jurisdiction of
                         Incorporation or Organization)

                       c/o DEL MONTE FRESH PRODUCE COMPANY
                                800 DOUGLAS ROAD
                             NORTH TOWER, 12TH FLOOR
                           CORAL GABLES, FLORIDA 33134
              (Address of Registrant's Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                          Form 20-F [X] Form 40-F [ ]

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                Yes [ ]  No [X]

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                           CONSOLIDATED BALANCE SHEETS
                           (U.S. DOLLARS IN MILLIONS)

                                                                      September 29,             December 31,
                                                                          2000                      1999
                                                                      ------------               -----------
      ASSETS                                                            Unaudited

      Current assets:
      Cash and cash equivalents                                         $     14.5                $     31.2
      Trade accounts receivable, net of allowance of $11.6 and
         $9.9, respectively                                                  129.0                     136.4
      Advances to growers and other receivables, net of allowance
         of $4.2 and $4.5, respectively                                       42.1                      52.3
      Inventories                                                            196.0                     198.9
      Prepaid expenses and other current assets                                8.4                      13.4
                                                                      ------------               -----------
                        Total current assets                                 390.0                     432.2
                                                                      ------------               -----------

      Investments in unconsolidated companies                                 51.2                      51.9
      Property, plant and equipment, net                                     627.2                     590.6
      Other noncurrent assets                                                 52.4                      62.1
      Goodwill, net of accumulated amortization of $8.4 and $5.9,
        respectively                                                          82.4                      79.4
                                                                      ------------               -----------
                        Total assets                                    $  1,203.2                $  1,216.2
                                                                      ============               ===========


                             See accompanying notes

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                     CONSOLIDATED BALANCE SHEETS (CONTINUED)
                (U.S. DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                  September 29,       December 31,
                                                                      2000                1999
                                                                  -------------       ------------
LIABILITIES AND SHAREHOLDERS' EQUITY                               Unaudited

Current liabilities:
 Notes payable to banks                                             $    0.5            $    3.2
 Accounts payable and accrued expenses                                 176.1               195.2
 Current portion of long-term debt and capital lease
     obligations                                                        29.5                24.9
 Income taxes payable                                                    6.1                 5.2
                                                                    --------            --------
         Total current liabilities                                     212.2               228.5
                                                                    --------            --------

Long-term debt                                                         420.1               467.7
Capital lease obligations                                               17.8                 8.3
Retirement benefits                                                     55.2                53.9
Other noncurrent liabilities                                            10.0                 8.7
Deferred income taxes                                                   10.4                11.3
Minority interest                                                       11.2                12.0
                                                                    --------            --------
         Total liabilities                                             736.9               790.4
                                                                    --------            --------

Commitments and contingencies

Shareholders' equity:
 Preferred shares, $0.01 par value; 50,000,000 shares
     authorized; none issued or outstanding                               --                  --
 Ordinary shares, $0.01 par value; 200,000,000 shares
     authorized; 53,763,600 shares issued and outstanding                0.5                 0.5
 Paid-in capital                                                       327.1               327.1
 Retained earnings                                                     148.7               107.1
 Accumulated other comprehensive loss                                  (10.0)               (8.9)
                                                                    --------            --------
         Total shareholders' equity                                    466.3               425.8
                                                                    --------            --------
         Total liabilities and shareholders' equity                 $1,203.2            $1,216.2
                                                                    ========            ========

                             See accompanying notes

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                    UNAUDITED
                (U.S. DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                              Quarter ended                           Nine months ended
                                                    -----------------------------------       -------------------------------
                                                     September 29,         October 1,         September 29,         October 1,
                                                         2000                 1999                2000                 1999
                                                    --------------       --------------      --------------       --------------
     Net sales                                      $        395.8       $        369.1      $      1,448.1       $      1,338.7
     Cost of products sold                                   373.9                342.9             1,306.6              1,193.4
                                                    --------------       --------------      --------------       --------------
          Gross profit                                        21.9                 26.2               141.5                145.3

     Selling, general and administrative
       expenses                                               18.3                 11.5                57.3                 45.0
     Amortization of goodwill                                  0.9                  0.4                 2.6                  1.1
                                                    --------------       --------------      --------------       --------------
       Operating income                                        2.7                 14.3                81.6                 99.2

     Interest expense                                         10.5                  7.3                32.2                 22.4
     Interest income                                           0.9                  0.7                 2.2                  2.1
     Other income (loss), net                                 (7.1)                 2.1                (7.9)                 8.5
                                                    --------------       --------------      --------------       --------------
     Income (loss) before provision for income
       taxes                                                 (14.0)                 9.8                43.7                 87.4
     Provision for income taxes                                0.1                  3.2                 2.1                 11.9
                                                    --------------       --------------      --------------       --------------
     Net income (loss)                              $        (14.1)      $          6.6      $         41.6       $         75.5
                                                    ==============       ==============      ==============       ==============

     Basic and diluted per share income (loss)      $        (0.26)      $         0.12      $         0.77       $         1.40
                                                    ==============       ==============      ==============       ==============

     Weighted average number of ordinary
       shares outstanding:
          Basic                                         53,763,600           53,763,600          53,763,600           53,763,600
          Diluted                                       53,763,600           53,763,600          53,764,644           53,818,906

                             See accompanying notes

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    UNAUDITED
                           (U.S. DOLLARS IN MILLIONS)

                                                                                 Nine months ended
                                                                          -------------------------------
                                                                          September 29,        October 1,
                                                                              2000                1999
                                                                          -------------        ----------
       OPERATING ACTIVITIES:
       Net income                                                            $  41.6            $  75.5
       Adjustments to reconcile net income to net cash provided by operating activities:
            Goodwill amortization                                                2.6                1.1
            Depreciation and amortization other than goodwill                   40.5               33.5
            Equity in earnings of unconsolidated companies, net of
              dividends                                                         (1.3)               0.6
            Gain on insurance proceeds related to Hurricane Mitch                 --               (6.0)
            Other, net                                                           4.5                0.7
            Changes in operating assets and liabilities:
              Receivables                                                       17.4              (21.9)
              Inventories                                                        1.1              (33.2)
              Accounts payable and accrued expenses                            (16.9)               1.9
              Prepaid expenses and other current assets                          5.0               19.0
              Other noncurrent assets and liabilities                            6.9              (12.2)
                                                                             -------            -------
            NET CASH PROVIDED BY OPERATING ACTIVITIES                          101.4               59.0
                                                                             -------            -------

       INVESTING ACTIVITIES:
       Capital expenditures                                                    (55.7)             (53.1)
       Capital expenditures due to Hurricane Mitch, net of
          insurance proceeds                                                    (3.3)              (6.4)
       Proceeds from sale of assets                                              4.9                0.1
       Acquisitions                                                             (9.9)             (62.2)
       Net investment in and advances to unconsolidated companies                0.4               (3.2)
       Other investing activities, net                                           0.9               (1.7)
                                                                             -------            -------
            NET CASH USED IN INVESTING ACTIVITIES                              (62.7)            (126.5)
                                                                             -------            -------


                             See accompanying notes

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                                    UNAUDITED
                           (U.S. DOLLARS IN MILLIONS)

                                                                             Nine months ended
                                                                      --------------------------------
                                                                      September 29,         October 1,
                                                                           2000                1999
                                                                      -------------         ----------
       FINANCING ACTIVITIES:
       Proceeds from long-term debt                                      $ 190.0             $ 207.1
       Payments on long-term debt                                         (240.4)             (146.5)
       Proceeds from short-term borrowings                                   5.8                 5.1
       Payments on short-term borrowings                                    (8.5)               (1.8)
       Other, net                                                           (1.5)               (1.7)
                                                                         -------             -------
            NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES            (54.6)               62.2
                                                                         -------             -------

       Effect of exchange rate changes on cash and cash equivalents         (0.8)               (3.7)
                                                                         -------             -------
       Cash and cash equivalents:
         Net change                                                        (16.7)               (9.0)
         Beginning balance                                                  31.2                32.8
         Net cash change due to change in year end of subsidiaries            --                (8.2)
                                                                         -------             -------
         Ending balance                                                  $  14.5             $  15.6
                                                                         =======             =======

       SUPPLEMENTAL CASH FLOW INFORMATION:
            Cash paid for interest                                       $  31.5             $  22.8
                                                                         =======             =======
            Cash paid for income taxes                                   $    --             $   5.6
                                                                         =======             =======
       SUPPLEMENTAL NON-CASH ACTIVITIES:
              Capital lease obligations for new assets                   $  15.9             $    --
                                                                         =======             =======

                             See accompanying notes

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                    UNAUDITED


1.       GENERAL

Fresh Del Monte Produce Inc. (Fresh Del Monte) and its wholly owned subsidiary, FDM Holdings Limited (FDM Holdings), were organized for the purpose of acquiring beneficial ownership and control of all of the outstanding common stock of Fresh Del Monte Produce N.V. (FDP N.V.) and Global Reefer Carriers, Ltd. (GRC) pursuant to a Share Purchase Agreement dated as of December 19, 1996, among Grupo Empresarial Agricola Mexicano, S.A. de C.V. (GEAM), Fresh Del Monte Produce Inc. and FDM Holdings (the Share Purchase Agreement). Fresh Del Monte is 57.6% owned by IAT Group Inc., which is 100% beneficially owned by members of the Abu-Ghazaleh family. In addition, members of the Abu-Ghazaleh family directly own 9.3% of the outstanding ordinary shares of Fresh Del Monte. Fresh Del Monte was incorporated under the laws of the Cayman Islands on August 29, 1996.

In the opinion of management, the accompanying unaudited consolidated financial statements of Fresh Del Monte include all adjustments, consisting of normal recurring adjustments, necessary to present fairly its financial position as of September 29, 2000 and its operating results and cash flows for the period then ended. Interim results are subject to significant seasonal variations and may not be indicative of the results of operations that may be expected for the entire year 2000.

FOR ADDITIONAL INFORMATION, SEE FRESH DEL MONTE'S CONSOLIDATED FINANCIAL STATEMENTS INCLUDED IN FRESH DEL MONTE'S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 1999.

2.       INVENTORIES

Inventories consisted of the following (U.S. dollars in millions):

                                                 September 29, 2000           December 31, 1999
                                                 ------------------           -----------------
    Fresh produce                                   $  45.9                       $  57.9
    Raw materials and packaging supplies               88.1                          89.0
    Growing crops                                      62.0                          52.0
                                                    -------                       -------
                                                    $ 196.0                       $ 198.9
                                                    =======                       =======

3.       COMPREHENSIVE INCOME

Fresh Del Monte had a comprehensive loss of $15.2 million for the quarter ended September 29, 2000 and comprehensive income of $4.1 million for the quarter ended October 1, 1999. For the nine months ended September 29, 2000 and October 1, 1999, comprehensive income was $38.8 million and $69.4 million, respectively. Comprehensive income (loss) consisted of net income, unrealized foreign currency translation losses and unrealized loss on available-for-sale equity securities.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                    UNAUDITED

4.       CONTINGENCIES

Starting in December 1993, two of Fresh Del Monte's U.S. subsidiaries were named among the defendants in a number of actions in courts in Texas, Louisiana, Mississippi, Hawaii, Costa Rica and the Philippines involving allegations by numerous foreign plaintiffs that they were injured as a result of exposure to a nematocide containing the chemical dibromochloropropane (DBCP) during the period 1965 to 1990.

In December 1998, these subsidiaries entered into a settlement in the amount of $4.6 million with counsel representing approximately 25,000 individuals. Of the six principal defendants in these DBCP cases, Dow Chemical Company, Shell Oil Company, Occidental Chemical Corporation and Chiquita Brands, Inc. have also settled these claims. Under the terms of our settlement, approximately 22,000 of these claimants dismissed their claims with prejudice and without payment. The 2,643 claimants who allege employment on a company-related farm in Costa Rica and the Philippines and who demonstrated some injury were offered a share of the settlement funds upon execution of a release. Over 98% of these claimants accepted the terms of our settlement, the majority of which has been recovered from our insurance carriers. The remaining claimants did not accept the settlement proceeds and approximately $268,000 was returned to the Company's subsidiaries.

On February 16, 1999, two of Fresh Del Monte's U.S. subsidiaries were purportedly served in the Philippines in an action entitled DAVAO BANANA PLANTATION WORKERS' ASSOCIATION OF TIBURCIA, INC. V. SHELL OIL CO., ET AL. The action is brought by a Banana Workers' Association purportedly on behalf of its 34,852 members for injuries they allege to have incurred as a result of DBCP exposure. At this time, it is not known how many, if any, of the Association's members are claiming against the Fresh Del Monte's subsidiaries and whether these are the same individuals who have already settled their claims against our subsidiaries. Fresh Del Monte's subsidiaries filed motions to dismiss and for reconsideration on jurisdictional grounds, which were denied. Accordingly, Fresh Del Monte's subsidiaries answered the complaint denying all of plaintiff's allegations.

Fresh Del Monte's U.S. subsidiaries have not settled the DBCP claims of approximately 3,500 claimants represented by different counsel who filed actions in Mississippi in 1996 and Hawaii in 1997. Each of those actions was dismissed by a federal district court on grounds of FORUM NON CONVENIENS in favor of the courts of the plaintiffs' home countries. In each case, the plaintiffs have appealed the dismissal, which appeals remain pending.

On October 19, 2000, the Court of Appeals for the Fifth Circuit affirmed the dismissal of 23 non settling defendants who had filed actions in the United States District Court in Houston, Texas. As a result, the 23 plaintiffs who did not accept the settlement are precluded from filing any new DBCP actions in the United States.

On November 15, 1999, one of Fresh Del Monte's U.S. subsidiaries was served in two actions entitled, GODOY RODRIGUEZ, ET AL. V. AMVAC CHEMICAL CORP., ET AL and MARTINEZ PUERTO, ET AL. V. AMVAC CHEMICAL CORP., ET AL., in the 29th Judicial District Court for the Parish of St. Charles, Louisiana. These actions were removed to federal court, where they have been consolidated. These actions are brought on behalf of claimants represented by

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                    UNAUDITED

4.       CONTINGENCIES (CONTINUED)

the same counsel who filed the Mississippi and Hawaii actions as well as a number of the claimants who have not accepted the settlement offer. Fresh Del Monte's subsidiary has been given an indefinite extension of time to respond to the complaints. At this time, it is not known how many of the 2,962 GODOY RODRIGUEZ and MARTINEZ PUERTO plaintiffs are claiming against the Fresh Del Monte's subsidiary and it is premature to evaluate the likelihood of a favorable or unfavorable outcome with respect to any of the non-settled DBCP claims.

In June 1996, the Philippine Bureau of Internal Revenue (BIR) filed a criminal complaint against one of our subsidiaries alleging that it failed to pay certain Philippine income and other taxes for 1994. The BIR filed suit notwithstanding a ruling it made in November 1994 that the subsidiary was not subject to these Philippine taxes. The complaint alleged that the amount in question, translated into U.S. dollars as of September 29, 2000, was $17.0 million. On November 17, 1998, the Philippine Department of Justice entered an order dismissing the complaint without prejudice. The BIR's motion for reconsideration of the dismissal was denied on June 15, 1999, thereby upholding the dismissal of the criminal complaint.

Fresh Del Monte's subsidiaries intend to vigorously defend themselves in all of these matters. At this time, management is not able to evaluate the likelihood of a favorable or unfavorable outcome in any of the above-described matters. Accordingly, management is not able to estimate the range or amount of loss, if any, on any of the above-described matters and no accruals have been recorded as of September 29, 2000, except for the DBCP settlement.

On August 19, 1994, Chiquita International Limited (Chiquita) filed suit in Circuit Court in Dade County, Florida against FDP N.V. seeking injunctive relief and damages of approximately $220 million for tortuous interference and conspiracy with respect to a contractual relationship with a Philippine producer, Tagum Agricultural Development Company, Inc. (Tadeco) and thereafter amended its complaint to include two of Fresh Del Monte's subsidiaries as defendants. On March 26, 1999, the court granted FDP N.V.'s motion for summary judgment. That order was affirmed by the Florida Third District Court of Appeals on January 26, 2000. Chiquita appealed this decision to the Florida Supreme Court. FDP N.V. entered into a settlement agreement with Chiquita whereby Chiquita agreed to dismiss its appeal to the Florida Supreme Court in exchange for FDP N.V.'s agreement not to pursue its claim for attorney's fees against Chiquita. Pursuant to that settlement agreement, the mandate of the Florida Third District Court of Appeals was issued and the underlying action was dismissed with prejudice by the Circuit Court on April 6, 2000.

On January 13, 1995 and at various times after that date, two of our U.S. subsidiaries were served with a number of different actions filed in the Circuit Court in Broward County, Florida by Ecuadorian shrimp farmers. The first group of these actions alleged that the named defendants (including manufacturer-defendants Ciba-Geigy Ltd. and BASF Aktiengesellschaft and distributor-defendant International Fertilizer Ltd.) had used or had caused to be used agricultural chemicals in Ecuador that caused a substantial reduction in the productivity of the plaintiffs' shrimp farms. The plaintiffs' demand was not specified.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                    UNAUDITED

4.       CONTINGENCIES (CONTINUED)

On November 13, 1997, the Broward County Circuit Court entered an order dismissing the first group of actions on grounds of FORUM NON CONVENIENS in favor of the courts of Ecuador. In February 1998, the plaintiffs in these actions re-filed their claims in Ecuador. On February 1, 1999, the plaintiffs filed a motion to reinstate their claims before the Florida court based upon the allegation that their re-filed actions in Ecuador had been dismissed on procedural grounds without reaching the merits of their claims. On September 24, 1999, the Broward County Circuit Court denied the plaintiffs' motion to reassert jurisdiction. The plaintiffs did not appeal that decision.

On March 18, 1998, three of our subsidiaries were served with a new series of complaints filed in Broward County, Florida by the same group of Ecuadorian shrimp farmers. The new complaints named as defendants two of the Company's subsidiaries, as well as, International Fertilizer Ltd. and manufacturer-defendant E.I. DuPont de Nemours. The new complaints raised the same allegations as the prior complaints, but alleged that the cause of the damage to the plaintiffs' shrimp farms was the use of the chemical Benlate, rather than the other fungicides alleged in the prior complaints. Following the court's denial of the motion to reassert jurisdiction with respect to the first group of actions, on October 12, 1999, the plaintiffs in the new series of actions voluntarily dismissed (without prejudice) their claims against the Company's subsidiaries. The parties have executed settlement documents at no cost to our subsidiaries wherein the plaintiffs have dismissed all of their claims (with prejudice) and terminated the litigation wherever filed.

On October 20, 1997, Nordeste Investimentos e Participacoes S.A. (Nordeste) and Directivos Agricola, S.A., an affiliate of Nordeste, agreed with a subsidiary of Fresh Del Monte to submit to arbitration their disputes related to a Brazilian joint venture entered into in 1993 that was terminated by that subsidiary in August 1997. In the dispute, each party alleges that the other party breached its contractual obligations under two separate joint venture agreements. Fresh Del Monte's subsidiary sought injunctive relief and $43.0 million in damages while Nordeste sought to recover damages of approximately $39.2 million. The joint venture agreements contain a number of liquidated damage provisions that form the basis for a substantial portion of each party's respective claims. On May 10, 2000, the arbitration tribunal issued an award requiring Fresh Del Monte's subsidiary to pay $2.0 million to Nordeste and that Fresh Del Monte's subsidiary and Nordeste exchange a 50% ownership they each have in two companies that have no assets. Fresh Del Monte's subsidiary tendered payment of the $2.0 million and proposed to have a closing to effect the transfer of the shares of the two companies. However, Nordeste refused the tender. The time period for Nordeste to seek to void the arbitration award has expired.

In 1980, elevated levels of certain chemicals were detected in the soil and ground water at a plantation owned by one of Fresh Del Monte's subsidiaries in Hawaii (Kunia Well Site). Shortly thereafter, Fresh Del Monte's subsidiary discontinued the use of the Kunia Well site and provided an alternate water source to area well users and the subsidiary commenced its own voluntary cleanup operation. In 1993, the Environmental Protection Agency (EPA) identified the Kunia Well Site for potential listing on the National Priorities List (NPL) under the Comprehensive Environmental Response, Compensation and Liability Act

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                    UNAUDITED

4.       CONTINGENCIES (CONTINUED)

of 1980, as amended. On December 16, 1994, the EPA issued a final rule adding the Kunia Well Site to the NPL. On September 28, 1995, Fresh Del Monte's subsidiary entered into an order (Order) with the EPA to conduct the remedial investigation and the feasibility study of the Kunia Well Site. Under the terms of the Order, Fresh Del Monte's subsidiary submitted a remedial investigation report in November 1998 for review by the EPA. The EPA approved the remedial investigation report in February 1999. A final draft feasibility study was submitted for EPA review in December 1999, and it is expected that the feasibility study will be finalized by the fourth quarter of 2000 or first half of 2001.

Based on the draft feasibility study submitted to the EPA in December 1999, the estimated remediation costs associated with this matter are expected to be between $4.2 million and $28.1 million. Certain portions of these estimates have been discounted using a 5% interest rate. The undiscounted estimates are between $5.0 million and $30.0 million. An accrual of $4.2 million is included in other noncurrent liabilities in the accompanying balance sheets.

In addition to the foregoing, Fresh Del Monte's subsidiaries are involved from time to time in various claims and legal actions incident to their operations, both as plaintiff and defendant. In the opinion of management, after consulting with legal counsel, none of these other claims are currently expected to have a material adverse effect on Fresh Del Monte.

5.       EARNINGS PER SHARE

Basic and diluted per share income is calculated as follows (U.S. dollars in millions, except per share data):

                                                              Nine months ended
                                                         ---------------------------
                                                         September 29,    October 1,
                                                             2000            1999
                                                         -------------    ----------
       NUMERATOR:
       Net income                                         $     41.6      $     75.5
                                                          ==========      ==========
       DENOMINATOR:
       Denominator for basic earnings per share -
          weighted average number of ordinary shares
          outstanding                                     53,763,600      53,763,600
       Effect of dilutive securities:
          Employee stock options                               1,044          55,306
                                                          ----------      ----------
       Denominator for diluted earnings per share         53,764,644      53,818,906
                                                          ==========      ==========

       Basic and diluted per share income:                $     0.77      $     1.40
                                                          ==========      ==========


                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                    UNAUDITED

6.       BUSINESS SEGMENT DATA

Fresh Del Monte evaluates performance based on several factors, of which net sales and gross profit are the primary financial measures (U.S. dollars in millions):

                                        Quarter ended                                   Nine months ended
                        ---------------------------------------------   --------------------------------------------------
                        September 29, 2000        October 1, 1999        September 29, 2000           October 1, 1999
                        ---------------------   ---------------------   -----------------------    -----------------------
                                      Gross                   Gross                     Gross                      Gross
                        Net Sales     profit    Net Sales     profit    Net Sales       profit     Net Sales       profit
                        ---------    --------   ---------    --------   ---------      --------    ---------      --------
Bananas                  $  204.5    $  (19.5)   $  207.7    $  (11.7)   $  718.8      $   23.8     $  725.9      $   17.9
Other fresh produce         170.2        39.4       142.5        37.5       655.4         119.1        547.3         127.8
Non-produce                  21.1         2.0        18.9         0.4        73.9          (1.4)        65.5          (0.4)
                         --------    --------    --------    --------    --------      --------     --------      --------
Total                    $  395.8    $   21.9    $  369.1    $   26.2    $1,448.1      $  141.5     $1,338.7      $  145.3
                         ========    ========    ========    ========    ========      ========     ========      ========

7.       NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivatives and hedging activities. Accordingly, we are required to adopt SFAS 133 on January 1, 2001. We are currently evaluating the impact of implementing SFAS 133 on our consolidated financial statements.

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

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities for the first nine months of 2000 was $101.4 million compared to $59.0 million for the first nine months of 1999. The increase in cash provided by operating activities was principally due to a decrease in account receivables and inventories, offset by decreases in net income and accounts payable and accrued expenses.

Working capital was $177.8 million at September 29, 2000 and $203.7 million at December 31, 1999.

Net cash used in investing activities for the nine month period ended September 29, 2000 was $62.7 million compared with $126.5 million for the nine month period ended October 1, 1999. Net cash used in investing activities for the first nine months of 2000 consisted primarily of capital expenditures of $55.7 million primarily due to the acquisition of three new refrigerated vessels and expansion activities primarily in North America in connection with new distribution centers and the fresh-cut operations. Net cash used in investing activities for the first nine months of 1999 consisted primarily of the acquisition of Banana Marketing Belgium (BMB), a Belgian banana marketing company, for $58.7 million and capital expenditures of $53.1 million.

Net cash used in financing activities for the nine month period ended September 29, 2000 was $54.6 million compared with net cash provided by financing activities of $62.2 million for the nine month period ended October 1, 1999. Cash used in financing activities for first nine months of 2000 primarily consisted of net payments on Fresh Del Monte's $450.0 million five-year revolving credit facility. Cash provided by financing activities for the first nine months of 1999 primarily consisted of net borrowings from the $450.0 million five-year revolving credit facility which were used primarily to acquire BMB and for operations.

At September 29, 2000, Fresh Del Monte had $461.8 million in committed working capital facilities, of which $235.5 million was available. The major portion of these facilities is represented by the $450.0 million revolving credit facility, which includes a swing line facility, a letter of credit facility and a foreign exchange contract facility. At September 29, 2000, $2.7 million of available credit was applied towards the issuance of letters of credit. The revolving credit facility is collateralized directly or indirectly by substantially all of Fresh Del Monte's assets and expires on May 19, 2003. The revolving credit facility permits borrowings with an interest rate based on a spread over the London interbank offered rate (LIBOR). Outstanding borrowings at September 29, 2000 were $222.0 million, bearing interest at an average interest rate of 8.86%.

On May 1, 2000, Fresh Del Monte amended its $450.0 million five-year revolving credit facility to include a five-year term loan of $135.0 million giving Fresh Del Monte a total borrowing capacity under this facility of $585.0 million. The term loan has similar terms and conditions as the five-year revolving credit facility, is payable in quarterly installments which commenced in September 2000 and bears interest based on a spread over LIBOR (9.39% at September 29, 2000). On May 10, 2000, Fresh Del Monte used the total proceeds from the $135.0 million term loan to pay-down a portion of the outstanding balance on the $450.0 million five-year revolving credit facility. The increased borrowing capacity has been used to fund Fresh Del Monte's expansion plans and general corporate purposes.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

As of September 29, 2000, Fresh Del Monte had $467.4 million of long-term debt and capital lease obligations, including the current portion, consisting of $222.0 million related to the revolving credit facility, $131.6 million related to the five-year term loan, $75.6 million of long-term debt related to vessel loans, $14.6 million of other long-term debt and $23.6 million of capital lease obligations.

As of September 29, 2000, Fresh Del Monte had cash and cash equivalents of $14.5 million.

RESULTS OF OPERATIONS

THIRD QUARTER 2000 COMPARED WITH THIRD QUARTER 1999

NET SALES. Net sales for the third quarter of 2000 were $395.8 million compared with $369.1 million for the third quarter of 1999. The increase in net sales of $26.7 million was primarily attributed to the other fresh produce category due to higher net sales of pineapples and to the new fresh-cut product line which was introduced in the fourth quarter of 1999. The increase in net sales of pineapples is due to higher per unit sales prices. Banana net sales decreased by $3.2 million as compared with the prior year due to lower per unit sales prices in Europe and the Asia-Pacific region.

Net sales were adversely affected by a weaker Euro, partially offset by the favorable impact of a stronger Japanese Yen. The net effect of foreign exchange in the third quarter of 2000 compared with the same period of 1999 was a decrease of approximately $11.0 million in net sales.

COST OF PRODUCTS SOLD. Cost of products sold was $373.9 million for the third quarter of 2000 compared with $342.9 million for the third quarter of 1999, an increase of $31.0 million primarily attributable to the increase in fuel and linerboard costs of approximately $5.8 million and to an increase in the per unit cost of bananas due to planned volume reductions for the remainder of 2000. The increase in cost was partially offset by a reduction in ocean freight due to the acquisition of more cost-effective refrigerated vessels in 1999 and 2000. Included in cost of products sold for the third quarter of 1999 were approximately $4.5 million of increased costs due to the impact of Hurricane Mitch on Fresh Del Monte's Guatemalan operations and $8.4 million of ocean freight cost recoveries as a result of an arbitration resolution related to a prior year.

GROSS PROFIT. Gross profit was $21.9 million for the third quarter of 2000 compared with $26.2 million for the same period in 1999, a decrease of $4.3 million. As a percentage of net sales, gross profit decreased from 7.1% in the third quarter of 1999 to 5.5% in the third quarter of 2000 primarily due to the adverse effect of foreign exchange and the increase in fuel and linerboard costs.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


THIRD QUARTER 2000 COMPARED WITH THIRD QUARTER 1999 (CONTINUED)

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses were $18.3 million in the third quarter of 2000 compared with $11.5 million for the third quarter of 1999, an increase of $6.8 million. The increase was principally due to growth in direct selling and marketing activities in the Asia-Pacific region and increased sales and marketing expenses related to the expansion in North America associated with new distribution centers and the fresh-cut product line.

OPERATING INCOME. Operating income for the third quarter of 2000 was $2.7 million compared with $14.3 million for the same period in 1999, a decrease of $11.6 million due to the decrease in gross profit and the increase in selling, general and administrative expenses.

INTEREST EXPENSE. Interest expense increased $3.2 million to $10.5 million for the third quarter of 2000 compared with $7.3 million for the third quarter of 1999, as a result of higher effective interest rates and a higher average debt balance.

OTHER INCOME (LOSS), NET. Other income (loss), net, was a loss of $7.1 million for the third quarter of 2000 compared to income of $2.1 million for the third quarter of 1999. The loss in 2000 was due primarily to foreign exchange losses and a write-down of an investment in equity securities. The income in 1999 was primarily due to foreign exchange gains.

PROVISION FOR INCOME TAXES. Provision for income taxes decreased from $3.2 million in the third quarter of 1999 to $0.1 million in the third quarter of 2000 primarily due to a decrease in taxable income in North America and Europe.

FIRST NINE MONTHS OF 2000 COMPARED WITH FIRST NINE MONTHS OF 1999

NET SALES. Net sales for the first nine months of 2000 were $1,448.1 million compared with $1,338.7 million for the first nine months of 1999. The increase in net sales of $109.4 million was primarily attributed to the other fresh produce category due to higher sales volumes and per unit sales prices of melons, pineapples and deciduous fruit and net sales of the fresh-cut operations which the Company introduced in the fourth quarter of 1999. Banana net sales decreased by $3.2 million as compared with the prior year due to a planned reduction in sales volumes partially offset by increased per unit sales prices.

Net sales were adversely affected by a weaker Euro, partially offset by the favorable impact of a stronger Japanese Yen. The net effect of foreign exchange in the first nine months of 2000 compared with the same period of 1999 was a decrease of approximately $28.0 million in net sales.

COST OF PRODUCTS SOLD. Cost of products sold was $1,306.6 million for the first nine months of 2000 compared with $1,193.4 million for the first nine months of 1999, an increase of $113.2 million. This increase was primarily attributable to a net increase in sales volumes in the other fresh produce category and an increase in fuel and linerboard costs of approximately $24.2 million. The increase in cost was

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


FIRST NINE MONTHS OF 2000 COMPARED WITH FIRST NINE MONTHS OF 1999 (CONTINUED)

partially offset by a reduction in ocean freight due to the acquisition of more cost-effective refrigerated vessels in 1999 and 2000. Included in cost of products sold for the first nine months of 1999 were approximately $15.8 million of increased costs due to the impact of Hurricane Mitch on Fresh Del Monte's Guatemalan operations and $8.4 million of ocean freight cost recoveries as a result of an arbitration resolution related to a prior year.

GROSS PROFIT. Gross profit was $141.5 million for the first nine months of 2000 compared with $145.3 million for the same period in 1999. As a percentage of net sales, gross profit decreased from 10.9% in the first nine months of 1999 to 9.8% in the first nine months of 2000 primarily due to the adverse effect of foreign exchange and increased fuel and linerboard costs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $12.3 million to $57.3 million in the first nine months of 2000 compared with $45.0 million for the first nine months of 1999. This increase was primarily attributable to a significant increase in direct selling activities in the Asia-Pacific region, increased sales and marketing expenses related to the expansion in North America associated with new distribution centers and the fresh-cut product line and increased sales volumes of other fresh produce.

OPERATING INCOME. Operating income for the first nine months of 2000 was $81.6 million compared with $99.2 million for the same period in 1999. The decrease was due primarily to the $12.3 million increase in selling, general and administrative expenses.

INTEREST EXPENSE. Interest expense increased $9.8 million to $32.2 million for the first nine months of 2000 compared with $22.4 million for the first nine months of 1999, as a result of higher effective interest rates and a higher average debt balance.

OTHER INCOME (LOSS), NET. Other income (loss), net, was a loss of $7.9 million for the first nine months of 2000 compared to income of $8.5 million for the same period in 1999. The loss in 2000 was due primarily to foreign exchange losses and a write-down of an investment in equity securities, partially offset by equity income in uconsolidated subsidiaries. The income in 1999 was primarily due to Hurricane Mitch insurance recoveries and equity income from unconsolidated subsidiaries, partially offset by foreign exchange losses.

PROVISION FOR INCOME TAXES. Provision for income taxes decreased from $11.9 million for the first nine months of 1999 to $2.1 million for the first nine months of 2000 primarily due to a decrease in taxable income in North America and Europe.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          FRESH DEL MONTE PRODUCE INC.

Date: November 6, 2000                    By: /s/ Hani El-Naffy
                                             ----------------------------------
                                             Hani El-Naffy
                                             President & Chief Operating Officer

                                          By: /s/ John F. Inserra
                                             ----------------------------------
                                             John F. Inserra
                                             Executive Vice President &
                                             Chief Financial Officer